EXHIBIT 4.16

EXECUTIVE EMPLOYMENT AGREEMENT

THIS AGREEMENT made as of this the 1st day of January, 2005.

BY AND BETWEEN:

Sonic Environmental Solutions Inc. a company incorporated under the laws of Canada, to be continued under the laws of British Columbia, with business offices at #2100 – 1066 West Hastings St., Vancouver, British Columbia V6E 3X2

(hereinafter referred to as “Sonic”)

AND:

Dr. James M. Hill, a management executive and professional engineer with address at 1230 Seymour Boulevard, North Vancouver, British Columbia, V7J 2J8.

(hereinafter referred to as the “Executive ”)

WHEREAS:

(A)	Sonic is engaged in the business of developing and marketing Sonoprocesses and related technology and services; and

(B)	The Executive is experienced and qualified to provide technical and business development services, specifically relating to the environmental and process industries;

NOW THEREFORE, in consideration of the mutual promises and covenants as hereinafter set forth, the parties hereto agree as follows:

1. CONTRACT, TERMS AND DUTIES

1.1 Contract. Sonic hereby agrees to employ the Executive and the Executive hereby accepts and undertakes to be employed by Sonic upon and subject to the terms and conditions of this Agreement.

1.2 Term. The term for the provision of services by the Executive to Sonic will be for two years commencing on January 1st 2005 (the “Term”).

1.3 Title. The Executive will have the title of “Executive Vice President” and report to the CEO and President of Sonic.

Sonic	Executive
“Adam Sumel”	“James Hill”

Page 1 of 8	Executive Employment Agreement

1.4 Duties. The Executive will provide such executive management services as may be required by Sonic as part of the executive management team of Sonic in whatever capacity required. The Executive will specifically be responsible for developing new business and new applications for the Company in all markets. The Executive will also assist in directing the corporate operations of Sonic.

1.5 General Diligence. During the Term of this Agreement, the Executive will

(a)	diligently provide and perform the services arising under this Agreement; and

(b)	provide the services at the specific times and days as reasonably directed by Sonic, excepting holidays, absence due to sickness and other authorized absences as set out in this Agreement.

1.6 General Representation and Consent. The Executive represents to Sonic that this Agreement does not conflict with any agreement to which the Executive is subject. The Executive is not under any obligation or restriction due to any former contractor, employer or other person with respect to his know-how, business and customer contacts and like matters. The Executive will accurately complete any necessary personal information form required by a stock exchange or other regulatory authority, and consents to Sonic completing any background or reference checks it deems necessary or desirable. The Executive represents the accuracy and completeness of all information supplied to Sonic in any resume or other document.

2. COMPENSATION and FACILITIES

2.1 Payment. Sonic will pay the Executive an annual salary of $120,000 to be paid semi-monthly in arrears.

2.2 Bonus. The Executive will be entitled to participate in any general bonus plan established for the senior management of the Company on a basis reflecting the relative responsibilities and achievements of members of the management team.

2.3 Annual Vacation. The Executive shall earn five weeks annual paid vacation for each year of employment to be taken at mutually agreeable times. Vacation may be taken in advance of earned entitlement and a maximum of one week unused vacation may be carried forward to be used in the following year.

2.4 Other Benefits. In addition to other compensation set out in this Agreement, the Executive will be able to participate in such extended health, medical, dental, disability insurance or other benefit plans or retirement rights to be established by Sonic, and amended from time to time and made available to employees of Sonic.

2.5 Car Lease. The Executive will be provided with a leased vehicle and will be reimbursed for operating expenses.

Sonic	Executive
“Adam Sumel”	“James Hill”

Page 2 of 8	Executive Employment Agreement

2.6 Stock Options. The Executive has been granted options to purchase Sonic common shares (the “Options”) prior to the date of this Agreement which are all vested. The Executive shall be entitled to receive further options based upon the progress of the Company in developing new applications and new markets.

2.7 Expenses. Sonic will provide reasonable expense advances upon request and will reimburse reasonable out-of-pocket business expenses incurred by the Executive on behalf of Sonic upon presentation of appropriate vouchers and receipts.

2.8 Office Facilities. Sonic will make available to the Executive an executive office equipped with telephone, cellular telephone, and internet computer access and assist with any facilities required to operate from remote locations.

3. EXCLUSIVITY OF SERVICES

3.1 Exclusivity. The Executive will devote such time, attention, energies and best efforts to Sonic as may be reasonably required and will not, without the written consent of Sonic, during the Term, engage in other business activities (whether or not such business activity is pursued for gain, profit, or other pecuniary advantage) which unreasonably interferes with the provision of services to Sonic by the Executive hereunder.

4. TERMINATION

4.1 Termination for Cause. Sonic may, at any time, without advance notice to the Executive, or payment of any compensation in lieu of notice, forthwith terminate the services of the Executive for cause. The term “cause” means (i) a persistent breach of this Agreement by the Executive and failure by the Executive to cure the breach within thirty days following written notice by Sonic; or (ii) the existence of factors such as malfeasance or gross negligence entitling Sonic to terminate The Executive at common law.

4.2 Termination Other Than For Cause. Sonic may at any time, upon sixty (60) days advance notice to the Executive, forthwith terminate the services of The Executive other than for cause. In the case of termination other than for cause, all unvested options will immediately vest and Sonic will be liable to pay the Executive an amount equal to six (6) months salary and benefits otherwise due hereunder. This Agreement will terminate upon the death or disability (incapacity for not less than 120 days) of the Executive, which termination will be deemed to be “other than for cause”.

Sonic	Executive
“Adam Sumel”	“James Hill”

Page 3 of 8	Executive Employment Agreement

4.3 Change of Control. If at any time during the Term of this Agreement there is a change of control of Sonic, then the Executive shall have two months from the date of such change of control to elect whether or not to continue this Agreement. If the Executive elects to terminate this Agreement, then he shall give to Sonic written notice of such election and this Agreement shall terminate 30 days from the date such notice is delivered to Sonic. Upon such effective date of termination all unvested Options of The Executive will immediately vest and the Executive shall be entitled to receive from Sonic payment of an amount equal to six months salary otherwise due hereunder. In this Section, “change of control” means the acquisition by a person, alone or with its affiliates, associates or persons with whom such person is acting jointly or in concert (all within the meaning of the British Columbia Securities Act), following the date of this Agreement, of beneficial ownership of more than 50% of the total voting rights attaching to all classes of shares then outstanding of Sonic.

4.4 Other Payments. The Executive acknowledges and agrees that the payment and vesting of options in §4.3 is inclusive of any compensation, benefits or payments to which the Executive may be entitled.

4.5 Termination by Executive. The Executive may terminate the provision of services under this Agreement on not less than 60 days’ notice to Sonic, in which case the obligations of Sonic will be the same as though the services were terminated for cause.

4.6 Other Claims. The Executive acknowledges and agrees that the notice and provisions for compensation on termination provided in this Section are fair and reasonable and agrees that upon any termination of the Executive’s services by Sonic, or upon any termination of this Agreement by the Executive, the Executive will have no action, cause of action, claim or demand against Sonic or any other person as a consequence of such termination.

4.7 Resignation. On termination hereof, the Executive shall resign from any office or directorship of Sonic and any affiliate forthwith.

5. CONFIDENTIAL INFORMATION AND WORK PRODUCT

5.1 Confidentiality. The Executive will not, during the Term or at any time after the termination of Executive ’s services by Sonic, use for themselves or others, divulge or convey to others, or aid or abet others to divulge or convey to others, any information, knowledge, data or property relating to the business of Sonic, or any of their affiliates, including information relating to employees, customers or suppliers, and intellectual property in any way obtained by him during his association with Sonic or in any way obtained by other employees of Sonic, unless (i) such information, knowledge, data or property is properly in the public domain other than through a breach of this Agreement; (ii) the Executive has received prior authorization by Sonic or such use divulgence or conveyance is reasonably necessary in the course of Executive ’s duties; or (iii) required by law. All intellectual property and work product conceived or developed by the Executive during the term hereof enures to Sonic absolutely.

Sonic	Executive
“Adam Sumel”	“James Hill”

Page 4 of 8	Executive Employment Agreement

5.2 Work Product. Notwithstanding anything else in this Agreement, it is expressly acknowledged and understood that all of the work product of the Executive which relates to any use of sonic energy and any environmental process (hereinafter referred to as the Sonic Field) while under contract to Sonic (both before and after the date of this Agreement) shall belong to Sonic absolutely and notwithstanding the generality of the foregoing, all patents, inventions, improvements, notes, documents, correspondence produced by the Executive during the term of this Agreement in the Sonic Field hereunder shall be the exclusive property of Sonic. The Executive further agrees to execute without delay or request for further consideration any necessary patent assignments, conveyance or other documents and assurances as may be necessary to transfer all rights to same to Sonic. In the event of the termination of the Executive for any reason hereunder, the Executive shall promptly turn over to Sonic all of the foregoing intellectual property which is evidenced by any physical documentation (whether written, digital, magnetic, electronic or otherwise) or any other of Sonic’s assets or property in his possession or under his control.

6. SURVIVAL OF COVENANTS

6.1 Except as otherwise specifically provided herein and notwithstanding the termination of the services of the Executive or termination of this Agreement, the covenants, representations and warranties contained in §5 and §7 hereof will survive such termination and will continue in force and effect for the benefit of Sonic for a time period unlimited in duration.

7. NON-COMPETITION COVENANTS

7.1 Definitions. In this Section:

“Business” means the business carried on or intended to carry on by Sonic and its affiliates relating to sonoprocessing and its application to environmental remediation activities;

“Competitive Business” means any business which is involved in the development or exploitation of technologies using sonoprocessing or engaged in PCB destruction;

“Customer” means any person who has been a customer of Sonic or its affiliates at any time within a period of one year prior to the date of termination or expiration of this Agreement;

“Restricted Area” means North America; Japan, Germany, UK or any area that Sonic its affiliates or predecessor companies have had correspondence with regarding sonoprocessing and its application to environmental remediation.

“Restricted Period” means two years from the date of termination of this Agreement whether by expiry or voluntary or involuntary termination.

7.2 Non-Competition. The Executive will not, during the Restricted Period and within the Restricted Area,

Sonic	Executive
“Adam Sumel”	“James Hill”

Page 5 of 8	Executive Employment Agreement

(a)	directly or indirectly carry on, engage in or participate in, any Competitive Business either alone or in partnership or jointly or in conjunction with any other person;

(b)	directly or indirectly assist (as principal, beneficiary, director, shareholder, partner, nominee, executor, trustee, agent, servant, employee, independent contractor, supplier, consultant, lender, guarantor, financier or in any other capacity whatever) any person to carry on, engage in or participate in, a Competitive Business; and

(c)	have any direct or indirect interest or concern (as principal, beneficiary, director, shareholder, partner, nominee, executor, trustee, agent, servant, employee, consultant, independent contractor, supplier, creditor or in any other capacity whatever) in or with any person, if any part of the activities of such person consists of carrying on, engaging in or participating in a Competitive Business except holding securities of a public company constituting less than 10% of its outstanding share capital;

7.3 Non-Solicitation. During the Restricted Period and within the Restricted Area, the Executive will not:

(a)	directly or indirectly solicit any Customer;

(b)	directly or indirectly assist (whether as principal, beneficiary, servant, director, shareholder, partner, nominee, executor, trustee, agent, employee, independent contractor, supplier, consultant, lender, financier or in any other capacity whatever) any person directly or indirectly to solicit any Customer; or

(c)	have any direct or indirect interest or concern (be it as principal, beneficiary, director, shareholder, partner, nominee, executor, trustee, agent, servant, employee, consultant, independent contractor, supplier, creditor or in any other capacity whatever) in or with any person if any of the activities of which person consists of soliciting any Customer except holding securities of a public company constituting less than 10% of its outstanding share capital;

if such solicitation would, directly or indirectly, be intended to result in a sale of any product or service to such Customer and is directly or indirectly competitive or potentially competitive with any product or service then produced by the Business.

7.4 Employees, etc. The Executive will not during the Restricted Period, directly or indirectly, induce any individual who to his knowledge is then employed by Sonic, or any of its subsidiaries, to leave the employ of Sonic or any of its subsidiaries without the prior written consent of Sonic.

Sonic	Executive
“Adam Sumel”	“James Hill”

Page 6 of 8	Executive Employment Agreement

7.5 Covenants Reasonable. The Executive agrees that:

(a)	the covenants in this Agreement are reasonable in the circumstances and are necessary to protect Sonic; and

(b)	the breach by him of any of the provisions of this Agreement would cause serious and irreparable harm to Sonic and its shareholders which could not adequately be compensated for in damages in the event of a breach by him of such provisions or an order of injunction being issued against him restraining him from any further breach of such provisions and agrees that such injunction may be issued against him without the necessity of an undertaking as to damages by Sonic or its shareholders; the provisions of this section shall not be construed so as to be in derogation of any other remedy which Sonic or any of its shareholders may have in the event of such a breach.

7.6 Covenants Independent. The existence of any claim or cause of action of the Executive against Sonic or any of its shareholders will not constitute a defence to the enforcement by Sonic or any of its shareholders of the provisions of this Agreement.

7.7 Invalidity. In the event that any term or provision of this Agreement shall, to any extent, be invalid or unenforceable, the remaining terms and provisions of this Agreement shall not be affected thereby and shall be valid and enforceable to the fullest extent permitted by law;.

7.8 Rights in Addition. The rights and remedies of Sonic or any of its shareholders hereunder are in addition to and not in substitution for any other rights of remedies which they may have at any time against the Executive, at law or in equity.

8. SUCCESSORS AND ASSIGNS

8.1 This Agreement will ensure to the benefit of, and be binding upon, the parties hereto and their legal representatives, successors and permitted assigns except that no claims may be asserted by the legal representatives, successors and assignees of the Executive in respect of compensation or other benefits for periods following the death or total incapacity of the Executive other than those provided for in this Agreement.

9. NOTICES

9.1 Any notice required or permitted to be given under this Agreement will be deemed to have been duly given only if such notice is in writing and is delivered.

10. GOVERNING LAW

10.1 This Agreement is and will be deemed to be made in British Columbia and for all purposes will be governed exclusively by and construed and enforced in accordance with the laws prevailing in British Columbia, and the rights and remedies of the parties will be determined in accordance with those laws.

Sonic	Executive
“Adam Sumel”	“James Hill”

Page 7of 8	Executive Employment Agreement

11. SEVERABILITY

11.1 If any provision of this Agreement is at any time unenforceable or invalid for any reason it will be severable from the remainder of this Agreement and, in its application at that time, this Agreement will be construed as though such provision was not contained herein and the remainder will continue in full force and effect and be construed as if this Agreement had been executed without the invalid or unenforceable provision.

12. INDEPENDENT LEGAL ADVICE

12.1 The parties hereto acknowledge that they each received, or waived their right to receive, independent legal advice in relation to the terms and conditions of this Agreement.

13. ENTIRE AGREEMENT

13.1 This Agreement represents the entire agreement between the parties and supercedes any and all previous agreements, discussions and negotiations, both verbal and written.

IN WITNESS WHEREOF the parties hereto have duly executed and delivered this Agreement as of the day and year first above written.

For Sonic

Per:	/s/ Adam Sumel

Mr. Adam Sumel, President & CEO
Sonic Environmental Solutions Inc.

For the Executive

Per:	/s/ Dr. James Hill

Dr. James Hill